 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

July 31, 2007

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  September 3, 2007

signed “Ken Powell”

President, CEO and CFO

TABLE OF CONTENTS

PAGE

Notice to Reader

Consolidated Balance Sheet

1

Consolidated Statement of Operations

2

Consolidated Statement of Deficit

3

Consolidated Statement of Cash Flows

4

Notes to the Financial Statements

5 - 16

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Balance Sheet

(Unaudited – prepared by management)

	July 31, 2007	October 31, 2006
	“Unaudited”	“Audited”
ASSETS
CURRENT
Cash and cash equivalents	$ 237,702	$ 314,450
Sundry Receivable	43,420	4,954
Prepaid Expenses	24,500	73,865
	305,622	393,269
Equipment (Note 4)	160,394	62,435
	$ 466,016	$ 455,704

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 161,100	$ 281,780
Loans and advances (Note 5)	146,237	216,082
	307,337	497,862

Commitments (Note 8)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	8,426,956	6,717,678
Contributed surplus (Note 6)	2,187,719	1,913,572
Warrants (Note 6)	876,616	725,989
Deficit	(11,332,612)	(9,399,397)
	158,679	(42,158)
	$ 466,016	$ 455,704

See accompanying notes

Approved on behalf of the Board:

“Ken Powell”

“Michael Gossland”

Signed

Signed

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Operations

(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
	2007	2006	2007	2006
INCOME Commission income	$ 18,218	$ (4,604)	$ 28,292	$ 9,606
Cost of Trading	(3,479)		(3,479)
Sales	1,739		1,739
Cost of Sales	(741)		(741)
Other Income	4,428		7,092
Gross Profit	$ 20,165	$ (4,604)	$ 32,903	$ 9,606

EXPENSES
Research and development (Note 7)	217,432	101,649	1,020,138	417,416
Salaries & employee benefits	29,561		58,041
Professional fees	39,353	33,664	59,877	81,391
Management and consulting fees (Note 7)	53,526	47,306	146,672	82,306
Office, telephone and miscellaneous	20,036	23,875	80,788	59,828
Travel	13,838	21,101	52,219	46,631
Shareholder communications	2,912	21,751	24,805	56,291
Rent	6,065	7,213	20,914	23,022
Advertising and marketing	7,150	4,789	30,186	17,608
Amortization	13,666	2,390	32,303	8,738
Bank charges and interest	234	657	1,140	2,476
Interest	8,951		30,196
Trading losses &commission	124,052	32,274	191,811	32,274
Trading fees and entitlements	18,348		18,348
Loss (Gain) on foreign exchange	10,753	3,099	20,763	6,873

Total expenses	565,877	299,768	1,788,201	834,854
Net loss from operations	(545,712)	(304,372)	(1,755,298)	(825,248)
Share Compensation	(56,116)	(42,968)	(177,917)	(165,581)
NET LOSS FOR THE PERIOD	(601,828)	(347,340)	(1,933,215)	(990,829)

LOSS PER SHARE – Basic	$ (0.02)	$ (0.013)	$ (0.053)	$ (0.035)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	35,451,701	26,124,717	36,798,261	28,343,899
See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Deficit

(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
	2007	2006	2007	2006

DEFICIT, BEGINNING OF PERIOD	$(10,730,784)	$(6,434,907)	$ (9,399,397)	$(5,791,418)
NET LOSS FOR THE PERIOD	(601,828)	(347,340)	(1,933,215)	(990,829)
DEFICIT, END OF PERIOD	$(11,332,612)	$(6,782,247)	$(11,332,612)	$(6,782,247)

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Cash Flows

(Unaudited – prepared by management)

	Three months ended July 31,		Nine months ended July 31,
OPERATING	2007	2006	2007	2006
Net loss	$ (601,828)	$ (347,340)	$(1,933,215)	$ (990,829)
Adjustments for non-cash items
Software development expense
Amortization	13,666	2,390	32,303	8,738
Research and development exp.
Share option expense	152,346	17,140	274,147	43,242
Loss on disposal of equipment
	(435,816)	(327,810)	(1,626,765)	(938,849)
Net changes in non-cash working capital balances: Sundry receivable Prepaid expenses Accounts payable and accrued liabilities	26,194 (24,500) 75,425	(14,846) 13,255	(38,468) 49,365 (120,680)	(85,080) 704 (7,225)
	77,119	(1,591)	(109,783)	(91,601)
INVESTING
Loan receivable
Purchase of equipment	(46,768)	(14,641)	(130,261)	(41,898)
	(46,768)	(14,641)	(130,261)	(41,898)
FINANCING Issue of common shares and warrants net of issue costs Redemption of common shares Loans and advances	(36,230) 35,170	878,036 47,670	1,859,905 (69,844)	1,717,921 85,638
	(1,060)	925,706	1,790,061	1,803,559
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(406,525)	581,664	(76,748)	731,211
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	644,227	258,738	314,450	109,191
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF PERIOD	$ 237,702	$ 840,402	$ 237,702	$ 840,402
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	234	$ 657	1,140	2,476

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

1.

CONTINUING OPERATIONS

(a)

Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)

Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $11,332,612 at July 31, 2007 (2006 - $6,782,247).  As at July 31, 2007, the Company has working capital  of ($ 1,717) (2006 – $660,181).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options has been calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The 2005 year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in 2004, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 6.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)

CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

4.       EQUIPMENT

	July 31, 2007			October 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 216,093	$ 63,796	$ 152,297	$ 87,578	$ 32,728	$ 54,850
Office Furniture	10,178	2,082	8,097	8,432	847	7,585

Software
development costs	947,877	947,877	- - -	947,877	947,877	- - -
	$ 1,174,148	$ 1,013,755	$ 160,394	$ 1,043,887	$ 981,452	$ 62,435

5.    LOANS AND ADVANCES

	2007	2006
Loan payable, is due to a Director and his associated company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.	$ 46,237	$ 34,408
Short term loan, bearing interest at 13% per annum, is secured by a promissory note with full payment due on October 15, 2007	100,000	100,000
Advances of $10,000 US from partners of Titan Trading Limited Partnership. The advances were reimbursed during Q-3, ending July 31, 2007	-	78,674
	$ 146,237	$ 213,082

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

6.   SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2004	13,024,965	3,984,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989
Private placement	3,311,299	928,819	1,655,632	270,146
Warrants exercised	2,305,889	586,667	(2,305,889)	(75,125)
Stock options exercised	112,500	25,063
Warrants expired and cancelled			(581,667)	(21,105)
Shares issued for service	300,000	249,000
Share issuance costs		(80,271)		(23,289)
Balance July 31, 2007	36,844,185	8,426,956	7,212,645	876,616

a)

Share Capital

During third quarter ending July 31, 2007, a total of 75,000 options were exercised for a total of $20,000.

Subsequent to the end of the third quarter, the Company announced that it intends to proceed with a non-brokered private placement offering of up to 3,000,000 units (“Units”) at a subscription price of $0.50 Canadian ($0.47 US) per Unit for gross proceeds of up to $1,500,000 Canadian.  Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.70 Canadian ($0.66 US) for a period of twenty four (24) months from closing.  As at July 31, 2007, an amount of $40,000 towards this private placement is included in Share capital.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

6.       SHARE CAPITAL (continued)

In February, 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing or retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During first quarter ending January 31, 2007, the Company completed a private placement of Units as follows:

i.

In December 2006, the corporation closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Corporation issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).

The Warrants issued were 1,655,632.  The difference of 17.5 fewer warrants issued is a rounding factor  attributed to shareholders proceeds being short of the actual value of shares purchased.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

The issue costs relating to this placement totaled $99,914.

During 2006, the Company completed two private placements of Units as follows:

(i)

In July 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

(ii)

In February 2006, the Company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one  common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008.

The issue costs relating to these placements totaled $118,407.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

6.       SHARE CAPITAL (continued)

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)

upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)

upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)

upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

Escrowed Shares

As at July 31, 2007,  600,000 common shares were held in escrow.  The release from escrow is based  upon the passage of time.

Stock Options

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

6.       SHARE CAPITAL (continued)

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  During first quarter ending January 31, 2007, the Company issued 1,825,000 stock options to directors, officers and consultants of the Company exercisable at $0.30. The options will expire on January 8, 2012.

The Company has options outstanding under the stock option plan as follows:

Nine months ended July 31,	2007		2006
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,623,093	$ 0.16	3,485,593	$ 0.16
Granted Exercised Cancelled or expired	2,025,000 (112,500)	$ 0.30 $ 0.135	(210,000)	$ 0.24
Outstanding at end of period	5,535,593	$ 0.20	3,275,593	$0.155
Exercisable at end of period	4,383,093	$ 0.19	2,869,194	$ 0.14

The following table summarizes information on share options outstanding and exercisable at July 31, 2007:

Share options outstanding and exercisable

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,500,000	1,500,000	1.3
0.12	200,000	200,000	1.9
0.155	495,593	495,593	2.4
0.25	980,000	980,000	2.4
0.315	360,000	270,000	3.9
0.30	1,800,000	887,500	4.3
0.69	200,000	50,000	2.9
	5,535,593	4,383,093

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

6.       SHARE CAPITAL (continued)

The Company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

Weighted average grant date fair value per share option	0.32
Expected dividend rate	0%
Expected volatility	138%
Risk-free interest rate	3.95%
Expected life of options in years	5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at July 31, 2007:

Exercise Prices	Number Outstanding	Expiry Date
$0.30 $0.30 $0.50 $0.50 $0.50	704,514 1,614,065 1,238,434 2,000,000 1,655,632	October 13, 2007 February 1, 2008 July 31, 2008 November 30, 2008 December 12, 2008
7,212,645

7.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	Nine months ended July 31,
	2007	2006	2005
Management and consulting fees	$ 50,000	$ 50,000	$ 81,769
Research and development	210,790	417,416	235,030
Deposit on Technology (Loan receivable)	----	62,735	62,735
Loans and advances (Note 5)	46,237	95,683	58,760

At July 31, 2007, $46,237 was due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

8.

COMMITMENTS

a)

The Company has lease agreements for its offices which expires February 28, 2007 and December 31, 2007 respectively.  The minimum annual payments until expiration of the leases are as follows:

Year	Total
2007	$16,823
2008	$ 2,562

a)

Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

b)

Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

9.

FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest rate risk

The Company is susceptible to interest rate price risk on its fixed rate debt.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Nine months ended July 31, 2007

10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

11.

SUBSEQUENT EVENTS

Subsequent to the end of the third quarter, the Company announced that it intends to proceed with a non-brokered private placement offering of up to 3,000,000 units (“Units”) at a subscription price of $0.50 Canadian ($0.47 US) per Unit for gross proceeds of up to $1,500,000 Canadian.  Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.70 Canadian ($0.66 US) for a period of twenty four (24) months from closing.  As at July 31, 2007, an amount of $40,000 towards this private placement is included in Share capital.

12.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 36,798,261 (2006 – 26,124,717).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.